EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
Current assets
Cash and cash equivalents	$9,486,757	$12,241,339
Restricted cash –current	1,000,000	2,064,130
Accounts receivable, net	172,879	350,672
Other assets –current	719,033	418,584
Total current assets	11,378,669	15,074,725
Non-current assets
Restricted cash -non-current	2,250,000	1,766,700
Property and equipment, net	153,302	175,437
Oil and gas property – subject to amortization, net	1,264,013	1,427,486
Oil and gas property – not subject to amortization, net	1,064,994	958,133
Deferred charges	1,210,812	1,240,751
Other assets –non-current	504,798	512,105
Total non-current assets	6,447,919	6,080,612
Total assets	$17,826,588	$21,155,337

Liabilities and Equity
Current liabilities
Accounts payable	$191,592	$917,241
Bank loan	980,452	1,105,741
Other current liabilities	21,798	34,250
Accrued expenses	250,036	576,386
Taxes payable	93,466	105,450
Total current liabilities	1,537,344	2,739,068
Non-current liabilities
Asset retirement obligations	-	222,344
Long term liabilities	2,000,000	2,000,000
Total non-current liabilities	2,000,000	2,222,344
Total liabilities	3,537,344	4,961,412

Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2020 and December 31, 2019)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,407,955 and 7,363,637 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	19,754	19,636
Additional paid-in capital	38,615,712	36,910,568
Accumulated deficit	(24,346,222)	(20,783,084)
Accumulated other comprehensive income	-	46,805
Total equity	14,289,244	16,193,925
Total liabilities and equity	$17,826,588	$21,155,337

The accompanying notes are an integral part of these consolidated financial statements

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six months ended June 30,	Six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$1,021,698	$2,197,833

Operating costs and expenses:
Lease operating expenses	1,059,269	1,313,196
Depreciation, depletion and amortization	287,760	449,074
General and administrative expenses	3,512,887	937,313
Total operating costs and expenses	4,859,916	2,699,583

Loss from operations	(3,838,218)	(501,750)

Other income (expense):
Exchange gain	99,441	67,036
Other income (expense), net	175,639	(21,469)
Total other income	275,080	45,567

Loss before income tax	(3,563,138)	(456,183)
Income tax provision	-	-
Net loss	$(3,563,138)	$(456,183)

Comprehensive loss:
Net loss	$(3,563,138)	$(456,183)
Total comprehensive loss	$(3,563,138)	$(456,183)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.48)	$(0.08)
Weighted average ordinary shares outstanding
Basic and diluted	7,382,246	6,000,000

The accompanying notes are an integral part of these consolidated financial statements

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number		Number		Paid-in	Accumulated	Comprehensive	Total
	of Shares	Amount	of Shares	Amount	Capital	Deficit	Income	Equity
Balance as of January 1, 2020	-	$-	7,363,637	$19,636	$36,910,568	$(20,783,084)	$46,805	$16,193,925
Net loss	-	-	-	-	-	(3,563,138)	-	(3,563,138)
Realized actuarial gain of post-employment benefits	-	-	-	-	-	-	(46,805)	(46,805)
Issuance of ordinary shares for service fee settlement	-	-	44,318	118	155,437	-	-	155,555
Share-based compensation	-	-	-	-	1,549,707	-	-	1,549,707
Balance as of June 30, 2020 (unaudited)	-	$-	7,407,955	$19,754	$38,615,712	$(24,346,222)	$-	$14,289,224

FOR THE SIX MONTHS ENDED JUNE 30, 2019

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number		Number		Paid-in	Accumulated	Comprehensive	Total
	of Shares	Amount	of Shares	Amount	Capital	Deficit	Income	Equity
Balance as of January 1, 2019	-	$-	6,000,000	$16,000	$24,120,599	$(19,109,349)	$46,256	$5,073,506
Net loss	-	-	-	-	-	(456,183)	-	(456,183)
Balance as of June 30, 2019 (unaudited)	-	$-	6,000,000	$16,000	$24,120,599	$(19,565,532)	$46,256	$4,617,323

The accompanying notes are an integral part of these consolidated financial statements

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(3,563,138)	$(456,183)
Adjustments to reconcile net loss to net cash used in operating activities
Income from accounts payable written-off	(146,662)	-
Realized actuarial gain of post-employment benefits	(46,805)	-
Depreciation, depletion and amortization	287,760	449,074
Amortization of deferred charges	29,939	28,480
Share-based compensation	1,549,707	-
Issuance of ordinary shares for service fee settlement	155,555	-
Changes in operating assets and liabilities
Accounts receivable, net	(87,570)	19,833
Other assets - current	(300,449)	(72,459)
Other assets - non current	7,307	(35,494)
Accounts payable	(578,987)	(80,179)
Other current liabilities	(12,452)	10,672
Accrued expenses	(326,350)	(44,855)
Taxes payable	(11,984)	(7,644)
Provision of post-employment benefit	-	(11,850)
Net cash used in operating activities	(3,044,129)	(200,605)
Cash flows from investing activities
Cash paid for oil and gas property	(165,994)	(268,866)
Net cash used in investing activities	(165,994)	(268,866)
Cash flows from financing activities
Payment for IPO cost (offering cost)	-	(39,993)
Proceeds from (Repayment of) bank loan	(125,289)	174
Loan from a related party	-	3,800,000
Net cash (used in) provided by financing activities	(125,289)	3,760,181
Effect of exchange rate changes on cash	-	-
Net change in cash and cash equivalents, and restricted cash	(3,335,412)	3,290,710
Cash and cash equivalents, and restricted cash at beginning of period	16,072,169	4,433,292
Cash and cash equivalents, and restricted cash at end of period	$12,736,757	$7,724,002

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$5,787	$5,770
Income tax	$-	$-

Non-cash investing and financing activities
Acquisition of asset retirement obligation	$43,019	$-
Settlement of asset retirement obligation by accounts receivable	$265,363	$-

The accompanying notes are an integral part of these consolidated financial statements

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company” or “IEC”) was formed on April 24, 2018 as an exempted company with limited liability under the laws of the Cayman Islands and is a holding company for WJ Energy Group Limited (or “WJ Energy”), which in turn owns 100% of the operating subsidiaries in Indonesia. The Company has two shareholders: Maderic Holding Limited (or “Maderic”) and HFO Investment Group (or “HFO”), which hold 87.04% and 12.96%, respectively, of IEC’s outstanding shares, prior to the initial public offering (“IPO”). Certain of IEC’s officers and directors own interests in Maderic and HFO. The Company, through its subsidiaries in Hong Kong and in Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block (the “Rangkas Area”).

Initial Public Offering

On December 19, 2019, the Company listed its ordinary shares on the NYSE American in the IPO. As a result, the Company issued a total of 1,363,637 ordinary shares at a price to the public of $11.00 per share in connection with its IPO and received net proceeds of approximately US$12.5 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, the Company had a total of 7,363,637 ordinary shares.

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including in Indonesia, where the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Company, which in turn could materially interrupt the Company’s business operations.

As of the date of issuance of these consolidated financial statements, the impact of COVID-19 on the Company’s business, financial condition, and results of operations include, but are not limited to, the following:

●	The Company modified its business practices, including restricting employee travel, requiring employees to work remotely, and cancelling physical participation in meetings, events, and conferences.

●

The health-related mandate or guidelines issued by the Indonesian or local authorities has caused and may continue to cause the Company to restrict the number of workers deployed to the drilling sites, therefore delaying the Company’s drilling and exploration operations. In addition, the large scale of social restrictions in Jakarta and many Indonesian regions severely prolongs the time required for the approval of any project proposal, permit application, procurement, and tender process.

●	Crude oil prices have been negatively impacted due to low oil demand, increased production, and disputes between the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia on production cuts. Consequently, the Company’s revenue and profit have been adversely impacted and could continue to be adversely impacted due to the factors discussed above, and other unforeseen and unpredictable consequences of the COVID-19 pandemic.

●	Since mid-year 2020, the Company has commenced pre-drilling operations for its planned new wells at Kruh Block, with drilling locations for the first 3 new wells having been selected and the tender for the drilling rig and supporting services likewise having been completed. While the commencement of new drilling has been slightly delayed, the Company is expecting to commence the drilling of the first new well at Kruh during the first quarter of 2021.

●	The COVID-19 pandemic may disrupt the Company’s ability to raise additional capital to finance its operations in the future, which could materially and adversely affect the Company’s business, financial condition, and prospects.

Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Company cannot reasonably estimate the magnitude of the impact to its consolidated results of operations during 2021 and beyond.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s financial statements for the year ended December 31, 2019 included elsewhere herein this filing.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheets as of June 30, 2020, condensed consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the six months ended June 30, 2020 and 2019, as applicable, have been made. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2020 or any future periods.

The condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Restricted cash

Restricted cash include cash pledged for bank loan facilities, cash deposits in special account for the abandonment and site restoration and as performance guarantee in the oil and gas concessions in which the Company operates.

Oil & Gas Property, Full Cost Method

The Company follows the full-cost method of accounting for the Company’s Oil & Gas Property. Under the full-cost method, all productive and non-productive costs incurred in the acquisition, exploration and development associated with properties with proven reserves, are capitalized. As of June 30, 2020 and 2019, all capitalized costs associated with Kruh’s reserves were subject to amortization. Capitalized costs are subject to a quarterly ceiling test that limits such costs to the aggregate of the present value of estimated future net cash flows of proved reserves, computed using the unweighted arithmetic average of the first-day-of the-month oil and gas prices for each month within the 12-month period prior to the end of reporting period, discounted at 10%, and the lower of cost or fair value of proved properties. If unamortized costs capitalized exceed the ceiling, the excess is charged to expense in the period the excess occurs. There were no cost ceiling write-downs for the six months ended June 30, 2020 and 2019.

Depletion for each of the reported periods is computed on the units-of-production method. Depletion base is the total capitalized oil and gas property in the previous period, plus the period capitalization and future development costs. Furthermore, the depletion rate is calculated as the depletion base divided by the total estimated proved reserves that expected to be extracted during the operatorship. Then, depletion is calculated as the production of the period times the depletion rate.

For the six months ended June 30, 2020 and 2019, the estimated proved reserves were considered based on the operatorship of the Kruh Block expiring in May 2030.

The costs associated with properties with unproved reserves or under development, are not initially included in the full-cost depletion base. The costs include but are not limited to unproved property acquisition costs, seismic data and geological and geophysical studies associated with the property. These costs are transferred to the depletion base once the reserve has been determined as proven.

F-5

Asset retirement obligations

The Company measures its obligations for the retirement of the oil fields using various assumptions such as the expected period upon the expiry of the contract and the complete depletion of the oil deposits underground, the degree of the damage the operation had done to the oil field, and the related governmental requirements imposed on the Company as a contractor. The asset retirement obligation is reviewed and adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows and changes required by PT Pertamina (Persero) (“Pertamina”).

Revenue recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers” on January 1, 2019, using the modified retrospective method applied to contract that was not completed as of January 1, 2019. Under the modified retrospective method, prior period financial positions and results will not be adjusted. The cumulative effect adjustment recognized in the opening balances included no significant changes as a result of this adoption.

The Kruh Block operation is governed by the Technical Assistance Contract (“TAC”) established between GWN and Pertamina, under which the Company has the operatorship to, but not the ownership of, the extraction and production of oil from the designated oil deposit location in Indonesia until May 2020 and the operatorship of Kruh Block continues as a Joint Operation Partnership (“KSO”) from May 2020 until May 2030.

The Company recognizes revenue from the entitlement of its Oil & Gas Property - Kruh Block Proven and profit sharing from the sale of the crude oil with Pertamina, when the Entitlement Calculation Sheets have been submitted to Pertamina after the monthly Indonesian Crude Price (“ICP”) has been published by the Government of Indonesia. The Company delivers the crude oil it produces to Pertamina Jirak Gathering Station (“Pertamina-Jirak”), located approximately 3 miles away from Kruh Block. After the volume and quality of the crude oil delivered is accepted and recorded by Pertamina, Pertamina is responsible for the ultimate sales of the crude to the end-users. The total volume of crude oil sold is confirmed by Pertamina and, combining with the monthly published ICP, the Company calculates the entire amount of its entitlement with Pertamina through the Entitlement Calculation Sheets, at which point revenue is recognized.

Under the operatorship of TAC, the revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, with a 65% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by multiplying the quantity of crude oil produced by the Company and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 26.7857% of the remaining 35% of such sales proceeds as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. Accordingly, there were no significant changes to the timing or valuation of revenue recognized for sales of production from exploration and production activities.

Under the operatorship of KSO, a Non-Shareable Oil (NSO) production is determined and agreed between Pertamina and the Company so that the baseline production, with an established decline rate, belongs entirely to Pertamina. The oil production that is above the NSO baseline are shareable between Pertamina and the Company. The revenue is calculated based on the proceeds of the sales of the crude oil produced by the Company and conducted by Pertamina, with a 80% cap on the proceeds of such sale as part of the cost recovery scheme, on a monthly basis, calculated by the result of multiplying the quantity of NSO baseline and the pre-determined cost per barrel for NSO, plus the result of multiplying the quantity of shareable oil production and the prevailing ICP published by the Government of Indonesia. In addition, the Company is also entitled to an additional 23.5294% of the remaining 20% of such sales proceeds of shareable oil production as part of the profit sharing. Both of these two portions are recognized as revenue of the Company, net of tax. Accordingly, there were no significant changes to the timing or valuation of revenue recognized for sales of production from exploration and production activities.

The Company does not have any contract assets (unbilled receivables) since revenue is recognized when control of the crude oil is transferred to the refinery and the payment for the crude oil is not contingent on a future event.

There were no significant contract liabilities or transaction price allocations to any remaining performance obligations as of June 30, 2020 or December 31, 2019.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued ASU 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard. In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 325), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, to defer certain effective dates for these standards. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), to defer the effective date of Leases for entities in the “all other” category and public NFP entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Leases. The lease standard is effective for all other entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is allowed. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2019-04, ASU 2019-05, ASU 2019-09, ASU 2019-10 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASC No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which mitigate transition complexity by requiring that for nonpublic business entities the amendments in Update 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

F-6

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption had no material impact on the Company’s financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Cash and cash equivalent	$9,486,757	$12,241,339
Restricted cash-current	1,000,000	2,064,130
Restricted cash-non current	2,250,000	1,766,700
Total Cash and cash equivalent and Restricted cash	$12,736,757	$16,072,169

As of June 30, 2020 and December 31, 2019, the restricted cash -current related to (i) cash held in a special account at PT Bank UOB Indonesia as collateral against a bank loan with amount to $1,000,000 and $2,000,000 respectively, (ii) cash held in a special bank account held at PT Bank Mandiri for planned expenditures for abandonment and site restoration in Kruh Block after the TAC agreement expires with amount to nil and $64,130, respectively; the restricted cash–non-current related to (i) cash held in a special account at PT Bank Mandiri as a guarantee for the performance commitment related to the minimum exploration work for Citarum Block with amount to $1,500,000 and $1,500,000, respectively and (ii) cash held in a special account at PT Bank Mandiri as a collateral for a guarantee to secure the performance commitment related to the minimum work for Kruh Block during the first three contract years of KSO with amount to $750,000 and $266,700, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

	June 30, 2020	December 31, 2019
	(Unaudited)
Accounts receivable	$172,879	$350,672
Allowance for doubtful accounts	-	-
Accounts receivable, net	$172,879	$350,672

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment and, as a result of such analysis, the Company did not recognize any allowance for doubtful accounts for the six months ended June 30, 2020 and December 31, 2019.

NOTE 5 – OTHER ASSETS

	June 30, 2020	December 31, 2019
	(Unaudited)
Consumables and spare parts (i)	$244,496	$248,367
Prepaid taxes	78,725	75,534
Prepaid expenses and advances	395,812	94,683
Other assets –current	$719,033	$418,584

Durable spare parts (i)	$248,783	$249,588
Deposit and others	256,015	262,517
Other assets –non current	$504,798	$512,105

(i)	The balances include durable spare parts, consumable chemicals and replacement parts. Where there is evidence that the utility of these assets, in their disposal in the ordinary course of business, will be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, these assets are written down to their net realizable value. For the six months ended June 30, 2020 and 2019, there were no other assets write-downs.

F-7

NOTE 6 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2020	December 31, 2019
	(Unaudited)
Oil and gas property – subject to amortization	$20,447,949	$20,345,797
Accumulated depletion and impairment	(19,183,936)	(18,918,311)
Oil and gas property – subject to amortization, net	$1,264,013	$1,427,486

Oil and gas property – not subject to amortization	$1,064,994	$958,133
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,064,994	$958,133

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil & Gas Property – Kruh
January 1, 2019	$1,999,817
Additional capitalization	245,202
Depletion	(817,533)
December 31, 2019	$1,427,486
Additional capitalization	102,152
Depletion	(265,625)
June 30, 2020 (Unaudited)	$1,264,013

For the six months ended June 30, 2020, the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $102,152, mainly for the purpose of the geological and geophysical studies.

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2020 and 2019, were $265,625 and $419,503, respectively.

Furthermore, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

	June 30, 2020	December 31, 2019
	(Unaudited)
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Equipment	1,650	1,650
Total	1,608,164	1,608,164
Less: accumulated depreciation	(1,454,862)	(1,432,727)
Property and equipment, net	$153,302	$175,437

Depreciation charged to expense amounted to $22,135, and $29,571 for the six months ended June 30, 2020 and 2019, respectively.

F-8

NOTE 8 – BANK LOAN

	June 30, 2020	December 31, 2019
	(Unaudited)
PT Bank UOB Indonesia	$980,452	$1,105,741
Total	$980,452	$1,105,741

On November 14, 2016, GWN, a subsidiary of the Company, entered in an agreement and obtained a credit facility in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2 million for the purpose of pledging this loan (the “Original Agreement”). On March 2, 2020, the Company entered an agreement with PT Bank UOB Indonesia on reduction of credit facility by $900,000 to $1,000,000 and the required deposits in the collateral account for pledging this loan was reduced to $1,000,000 (the “Amendment Agreement”). All other terms remained the same as the Original Agreement. The unpaid borrowings were extended and due on November 14, 2021.

The Company has booked interest expense on the loan of $5,664 and $5,770 for the six months ended June 30, 2020 and 2019, respectively. The interest expense is recorded in the other expense on Consolidated Statements of Operations and Comprehensive Loss, and unpaid interest is recorded in the Consolidated Balance Sheets under accrued expenses.

NOTE 9 – ACCRUED EXPENSES

	June 30, 2020	December 31, 2019
	(Unaudited)
Accrued interest	$121,434	$106,503
Accrued operating expenses (i)	128,602	469,823
Total	$250,036	$576,386

(i)	Accrued operating expenses are mainly due to unbilled transactions from vendors related to the operations in the Kruh Block TAC or Kruh Block KSO.

NOTE 10 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on TAC and KSO operations, there was no provision for income taxes for the six months ended June 30, 2020 and 2019.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2020 and 2019 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 11 – EQUITY

On April 15, 2020, the Company issued 12,500 and 31,818 of the Company’s ordinary shares to Tradigital Marketing Group, Inc and to ARC Group Ltd, pursuant to the Company’s services agreement and the financial advisory services agreement, respectively, with such firms. Such ordinary shares were issued at $3.51 per share, which was based on the closing price of the shares traded on the NYSE stock exchange on April 15, 2020.

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NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2020.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030. The Company has material commitments in regards to the development and exploration activities in the Kruh Block and material commitments in regards to the exploration activity in the Citarum block. The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2020 for all the planned expenditures to be carried out in Kruh and Citarum:

		Future commitments
	Nature of commitments	Remaining of 2020	2021	2022 and beyond
Citarum Block PSC
G&G studies	(b)	$40,379	$137,500	$-
2D seismic	(b)	-	3,300,000	-
Total commitments -Citarum PSC		$40,379	$3,437,500	$-
Kruh Block KSO				-
Operating lease commitments	(a)	$364,297	$13,391	$-
G&G studies	(b)	150,000	300,000	-
Sand fracturing	(b)	200,000	-	-
2D seismic	(b)	-	1,250,000	-
3D seismic	(b)	-	1,250,000	-
Drilling	(b)	-	2,400,000	-
Re-opening (2 wells)	(b)	-	50,000	-
Total commitments -Kruh KSO		$714,297	$5,263,391	$-
Total Commitments		$754,676	$8,700,891	$-

Nature of commitments:

(a)	Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease represents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the operating leases are related with the equipment and machinery used in oil production. Rental expenses under operating leases for the six months ended June 30, 2020 and 2019 were $547,617 and $635,224, respectively.

(b)	Firm capital commitments represent legally binding obligations with respect to the KSO of Kruh Block, or the PSC of the Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

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NOTE 13 – LIQUIDITY AND CAPITAL RESOURCES

The Company reported a net loss of $3,563,138 and net cash used in operating activities of $3,044,129 for the six months ended June 30, 2020. In addition, the Company had an accumulated deficit of $24,346,222 and working capital of $9,841,325 as of June 30, 2020. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. If management is not able to increase revenues and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash generated from operating activities, proceeds from the IPO, which was completed on December 19, 2019, as well as short-term and long-term borrowings from third parties or related parties. As of the date of issuance of the consolidated financial statements, the Company has approximately $6.48 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. In addition, the Company expects to have the continued financial support of its significant shareholders in fulfilling its capital requirements. The Company also notes that other sources of financing alternatives are at its disposal, such as a commercial lending that has been available to the Company in the past in the amount of $1 million. The Company expects to fund any shortfall in cash requirements through bank debt with banks in Indonesia with which the Company has pre-existing relationships. The Company will focus on improving operational efficiency and cost reductions, developing its core cash-generating business and enhancing efficiency. The Company intends to meet its cash requirements for the 12 months following the issuance of the accompanying unaudited consolidated financial statements through operations and financial support from third parties and related parties, if needed.

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying unaudited consolidated financial statements. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 14 – SUBSEQUENT EVENTS

On January 22, 2021, the board of directors of the Company appointed Michael L. Peterson as a director and member of the Board. The appointment of Mr. Peterson to the Board was necessary to fill a vacancy on the Board created by the January 19, 2021 voluntary resignation, for personal reasons, of Roderick de Greef as a director.

The Company evaluated all events that occurred subsequent to June 30, 2020 through the issuance of the consolidated financial statements, and no other subsequent event was identified.

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